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Milan

July 20, 2016

BY EDGAR

Mr. Justin Dobbie

Local Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Golden Entertainment, Inc.

Registration Statement on Form S-3

Filed June 21, 2016

File No. 333-212153

Dear Mr. Dobbie:

We are in receipt of the Staff’s letter dated July 11, 2016 with respect to the Form S-3 referenced above (the “Form S-3”) filed with the Commission on June 21, 2016. We are responding to the Staff’s comments on behalf of Golden Entertainment, Inc. (“Golden” or the “Company”) as set forth below.

For ease of reference, we have set forth the Staff’s comments and Golden’s responses below.

Exhibit 5.1

1.	Please refer to page 2 of the opinion. As to the rights agreement, please revise to opine that the rights will be binding obligations of the registrant under the law of the jurisdiction governing the rights agreement. Refer to section II.B.1.f. of the Staff Legal Bulletin No. 19.

July 20, 2016

Golden’s Response:

In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1 opinion from its Minnesota counsel that opines under the law of the jurisdiction governing the rights agreement that the rights will be binding obligations of the registrant in accordance with their terms.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from the Company acknowledging the foregoing.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5406 or at barry.clarkson@lw.com. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Barry M. Clarkson

Barry M. Clarkson

LATHAM & WATKINS LLP

Enclosure

cc:         Matthew Flandermeyer, Golden Entertainment, Inc.

July 20, 2016

ANNEX A

Company Certification

Pursuant to the Staff’s letter dated July 11, 2016 to Golden Entertainment, Inc. (the “Company”) with respect to the Company’s Registration Statement on Form S-3, in anticipation of the Company’s request to accelerate the effective date of the Registration Statement, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: July 20, 2016

/s/ MATTHEW FLANDERMEYER
Matthew Flandermeyer
Executive Vice President and Chief Financial Officer